UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      Commission File Number:  1-12334

Fortune Natural Resources Corporation
(Exact name of registrant, as specified in its charter)

Two Galleria Tower / 13455 Noel Road / Suite 2000 / Dallas, Texas
/ 75240 / (972) 980-5913
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
				Rule 15d-6		[ ]

Approximate number of holders of record as of the certification or notice date:  1

      Pursuant to the requirements of the Securities Exchange Act of 1934, Fortune Natural Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FORTUNE NATURAL RESOURCES CORPORATION

DATE:  April 22, 2006

BY:	    	CINDY SKELTON
		CINDY SKELTON
		SECRETARY